================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              TravelNow.com, Inc.
                       (Name of Subject Company (Issuer))

                             WONSUB, INC. (OFFEROR)
                HOTEL RESERVATIONS NETWORK, INC. (OFFEROR PARENT)
             (Name of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   89490A 10 7
                     (CUSIP Number for Class of Securities)

                                   ----------

                             GREGORY S. PORTER, ESQ.
                        HOTEL RESERVATIONS NETWORKS, INC.
                        8140 WALNUT HILL LANE, SUITE 800
                                DALLAS, TX 75231
                            TELEPHONE: (972) 361-7311

                  (Name, address and telephone number of person
                        authorized to receive notice and
                   communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              JEFFREY CHAPMAN, ESQ.
                             VINSON & ELKINS L.L.P.
                                2001 ROSS AVENUE
                                   SUITE 3700
                                DALLAS, TX 75201
                            TELEPHONE: (214) 220-7797

                                 BRIAN M. LIDJI
                            SAYLES, LIDJI & WERBNER
                                1201 ELM STREET
                            44000 RENAISSANCE TOWER
                              DALLAS, TEXAS 75270

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                              AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
   $                                                      $
--------------------------------------------------------------------------------

*N/A
[__] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.

Form or Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]

================================================================================

                           HOTEL RESERVATIONS NETWORK
                            ACQUISITION OF TravelNow
                                 JANUARY 4, 2001


The following is the transcript of the Hotel Reservations Network telephone conference call held on January 4, 2001.

Operator:          Ladies and gentlemen, thank you for standing by. Welcome to the Hotel Reservations Network Conference call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session. At that time if you have a question you will need to press the one followed by the four on your telephone. As a reminder today's conference is being recorded Thursday, January 4th, 2001. I would now like to turn the conference over to Mr. Mel Robinson. Please go ahead sir.

Mel Robinson:      Good afternoon everyone and welcome to our conference call today. With me from Hotel Reservations Network, are Dave
                   Litman, our Chairman and Chief Executive Officer, Bob Diener, our President, and Greg Porter, our General Counsel. We're also very pleased to have with us on the call, Jeff Watson, the Chief Executive Officer and Co-founder of TravelNow. The purpose of today's call is to provide a fuller picture of the merger transaction between HRN and TravelNow that was announced in our joint press release this morning. We'll make some opening remarks, and we'll then open up the call to questions. As we begin, I do need to inform you that this conference call may contain forward looking statements that are subject to risks and uncertainties that could cause actual results to differ. Please refer to our IPO prospectus for a list of those risks and uncertainties that could impact actual results. Also nothing in this conference call should be considered an offer to purchase nor a solicitation of an offer to sell securities of TravelNow.com.
                   The tender offer will be made pursuant to a tender offer statement and related materials to be filed with the SEC.
                   Now, I would like to turn the call over to Bob Diener. Bob.

Bob Diener:        Thanks Mel. Let me begin be saying that it has been part of our publicly stated strategy to use the strength of HRN's balance sheet for strategic acquisitions that will further enhance the growth potential of HRN. Since going public in February of last year, we've been presented with a large number of acquisition opportunities in the travel space. We have actively evaluated several of these opportunities. In the earlier part of last year, however, we did not find valuations to be particularly attractive from an acquisition perspective. We have repeatedly said that HRN would not undertake acquisitions that did not hold the promise of being quickly accretive to HRN's cash earnings per share, even if they were otherwise a good strategic fit. With the sea change in valuations that occurred in the second half of 2000, we began to look more closely at some of these opportunities. In late November, when TravelNow.com announced its decision to explore its own strategic alternatives, we swung into high gear over the holidays, resulting in today's announcement. I will say, at the outset, that HRN expects this to be accretive to HRN's cash earnings per share in 2001, which Mel will discuss in more detail later. I'd now like to turn it over to Mel to recap the terms of the deal. Mel.

Mel Robinson:      Thanks Bob. Again the total value of the acquisition is $47.4 million, which includes essentially four separate parts. One a cash tender offer at $4.16 per share for all the approximately 9.9 million outstanding shares of TravelNow.com, common stock, which includes certain shares that are reserved for issuance, but

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 2

                   that are not yet presently outstanding. The second part, a buyout of approximately $560,000 vested in the money stock options held predominantly by TravelNow.com employees. The third part, buyouts of certain executive employment agreements. And fourth $3.24 million in cash that was recently committed by HRN to purchase 1,080,000 common shares in two transactions that are separate from this announced transaction today. We do expect to begin the tender offer on or before January 18th. We expect that the final closing of the merger will take place in the later part of the first quarter of 2001. The boards of both company's have unanimously approved the merger agreement and the board of TravelNow.com has recommended that all of their shareholders tender their shares into the tender offer. As a result of the merger, TravelNow.com will become a wholly owned subsidiary of Hotel Reservations Network, and its current management team will continue to operate the business intact. In a moment Bob will review the strategic rationale for the deal. But first Dave Litman, and Jeff Watson will comment on the historical relationship between our two companies. Dave.

Dave Litman:       Thank you Mel. TravelNow represents a major distribution
                   opportunity for Hotel Reservations Network, bringing over 12,000 affiliates in addition to the 4,000 already at HRN. So this represents a major distribution opportunity for both companies across the Internet. We're excited to bring the two largest and most successful travel affiliate networks on the web together. This gives us the opportunity to give unprecedented distribution to the products and services of both companies. The two companies have worked closely together for a number of years. We at HRN have admired the similarly aggressive business culture and the focus on growth and cost control of TravelNow. This helps speed the ease and the nature of the transaction because we know and trust one another. TravelNow is one of HRN's largest affiliates and runs a similar business using an affiliate model to affect distribution. The combined entity, again, will have over 16,000 affiliates. In 2000, TravelNow sold over $100 million in hotel reservations, and over a million hotel room nights, using mostly an agency model versus HRN's merchant model.
                   TravelNow grew at over 100 percent in 2000, and we hope to continue TravelNow's growth and expansion, and focus the company on helping distribute HRN's highly profitable and successful hotel products, and incorporating TravelNow products through HRN's distribution networks. I'll now introduce Jeff Watson, CEO of TravelNow.

Jeff Watson:       Thank you Dave. TravelNow started in 1995, and began
                   operations primarily as a hotel reservation service. While we currently offer airlines and car rental reservations, hotels still account for 70 percent of our revenue. Our company was not founded by venture capital and we began the operations through operating results and revenue and that's how we built our business. In 1996 we introduced our affiliate model, and began to grow our company that way as opposed to spending large money on advertising campaigns. At present, as Dave said, we do have 12,000 affiliates and we are in a position where we are turning our corner and getting back to our roots of operating the business within the operating constraints. I would like to reiterate that our board of directors has unanimously approved the merger of the two companies, and we have recommended that all of our shareholders tender their shares into the offer. I would now like to hand it back to Bob Diener, who will recap the benefits of the merger from HRN's perspective.

B. Diener:         Thanks Jeff. This deal has all the characteristics HRN has been looking for in an acquisition. First we expect it to increase the growth opportunities for revenues

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 3

                   and earnings at HRN, and to do the same for TravelNow.com. Second, we expect the deal to be accretive to HRN's cash earnings per share for 2001. Third, far and away the single most important strategic reason for the deal, from HRN's perspective, is that it represents a quantum leap in Internet distribution for Hotel Reservations Network. HRN currently has over 4,000 web affiliates, while TravelNow.com has over 12,000 affiliates of its own. Since there is not much overlap between our two affiliate networks, both HRN and TravelNow.com will have the opportunity to reach millions of additional customers, who visit the affiliate web site of the other company.

                   Some specific synergies we believe exist include the following. Although HRN is technically the supplier of discount hotel rooms to TravelNow by virtue of the fact they are an affiliate of ours, most of the hotel rooms that they sell, nearly 95 percent in fact, are hotels accessed through several GDS systems. Thus our merger will provide the opportunity for better preferencing of HRN hotel products across the entire TravelNow affiliate network. Second, 100 percent of TravelNow's reservations are booked electronically over the web, since its original business model is a pure Internet model. While they have a call center in Springfield, Missouri, it is used exclusively for customer service, and generally not for sales. By contrast, HRN takes both electronic hotel bookings over the web, and through our call centers in Texas. We can easily add 800 numbers to TravelNow's web site and generate incremental hotel bookings in our call centers, with little or no additional infrastructure investment. Third there is certain cost efficiencies that we have already identified to date, including such things as, one, eliminating TravelNow's direct cost of being a separate public company, which is well into the hundreds of thousands of dollars. Second, reductions in long distance tele-communications rates, and many others. It is our intention to retain the current personnel at TravelNow, and to help their team grow even faster and much more profitably by being part of HRN. There are several other synergy's that we have already identified and quantified, but I would reiterate that the overwhelming rationale for this deal, from our point of view, is the huge strategic leap in Internet distribution that it provides. We believe that the acquisition is compelling and are delighted to welcome TravelNow to the fold. Mel will now touch briefly on financial issues, before we open the call to questions. Mel.

M. Robinson:       Just a few comments on financial matters. With respect to
                   additional guidance from HRN for 2001, at this moment, we are not planning to offer additional guidance. However as the tender offer is in the completion stages and the merger is close at hand, we do expect to provide additional guidance to the investment community for the combination of the two companies. Again, though, I would reiterate as Bob has said, we do expect the deal to be accretive to 2001 cash earnings for Hotel Reservations Network, but probably on a GAAP earnings per share basis, after amortization of goodwill, there may be some dilution on a GAAP EPS basis. Third, the revenue impact to HRN, based on the TravelNow merger, will be modest, in that TravelNow uses the agency model for the vast majority of its business. Whether that's hotel, air, car, or others, consequently they recognize commission revenue rather than the gross amount of the sale that HRN uses because of our merchant model. And last I would simply point out, as the press release indicated that even after the closing of the tender offer and the merger, HRN will still have at least
                   $130 million in cash and investments, and no debt. Bob, if you could just wrap up for us.

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 4

B. Diener:         In closing, we look forward to working with Jeff and the
                   TravelNow team, and making two good companies even better. We now would be happy to take any of your questions.

Operator:          Ladies and gentlemen, if you have a question please press the one followed by the four on your telephone. You will hear a three toned prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one followed by the three. If you are using a speaker phone, please pick up your handset before entering your request. One moment please for the first question. Mitch Rubin from Baron Capital please go ahead.

Mitch Rubin:       Hi guys, two questions I think related, but, Jeff it would be helpful, maybe, to give some overview of how your business worked and what the commission rates are and whether and how they're different from-- I assume you guys were competitors at some point in signing hotels up, so what overlap there is in just the hotel portfolio of available rooms. And what differences there might be in the deals that you had with the hotels. Was HRN higher or lower, sort of mark up versus commission or whatever? And then from a P&L perspective, Mel, maybe address the rationale for leaving one on an agency and one on a merchant basis, and is that an opportunity maybe to move them all to one and make a bit more money? Thanks.

M. Robinson:       OK, Jeff, if I could just grab that and I'll ask you to add some color. The business model of TravelNow, which Jeff can clearly elaborate on, does provide that the hotel sales that they generate are coming, as we said, approximately 95 percent on a commission basis through GDS provided hotel inventory. A relatively small percentage of their business is HRN contract inventory that is being sold across their affiliate network. Consequently, well we can't get into the specifics about the commission rates, the hotels commission rates as well as the airline and rental car commission rates that TravelNow operates within, would be considered essentially standard within the agency world, and the travel industry--

M. Rubin:          So just for a second, so they didn't necessarily have direct relationship with hotels in various cities. It was just pulling stuff off Pegasus or somebody else and repackaging it?

M. Robinson:       Jeff, you want to handle that one?

J. Watson:         That's correct, we pull inventory from a multiple GDS
                   environment. We work with several suppliers of hotels. So we are a little different in terms of how we have our relationships with hotels.

M. Rubin:          OK.

M. Robinson:       So this essentially represents, from the combined company's point of view, Mitch, an opportunity to increase the percentage of HRN negotiated rate merchant hotel inventory that is offered for sale across the TravelNow affiliated network. In effect, increasing the revenues and profits on the HRN side while also facilitating growth on the TravelNow side of the ledger. With respect to the accounting issue specifically, as you know there is a fair amount of clear literature on the whole issue of revenue recognition at gross versus net, and some very specific criteria that must be met to record one way or the other. We have studied this issue carefully

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 5

                   over all of 2000, and are quite comfortable with the way HRN records its revenues at gross. And we're also quite comfortable to the extent that TravelNow continues to generate a sizable amount of its business on an agency basis, that it must continue to recognize that revenue on a net basis. But again to the extent that HRN's sales under its own hotel contracts increase to TravelNow, or should I say through TravelNow, we would expect to increase the gross hotel revenues of the HRN entity as well.

M. Rubin:          OK, so essentially your gross margin probably winds up
                   expanding because (a) they book a higher gross margin, and
                   (b) it's mostly gross profit to as oppose to high cost of goods stuff? Is that fair?

M. Robinson:       I think that's correct.

D. Litman:         Yes, and also Mitch, this is Dave Litman. How you doing? This represents a substantial opportunity to grow HRN's merchant model as well using the huge distribution platform that TravelNow has. Remember TravelNow has 12,000 affiliates across the web, mostly not overlapping with HRN. So, we have the opportunity to introduce our product across the web and to preference our product even more. Also by using the TravelNow network, we have the opportunity to identify new hotels and new cities and new markets, absolutely that are selling, and convert those over to a merchant model as well.

M. Rubin:          OK, and within that, is that a difficult integration to
                   achieve, if right now they're sort of pulling GDS and then offering rooms to then make that almost a predominantly HRN thing? Is there a--

D. Litman:         The answer to that is this is a merger of allies. We've been working together now for a number of years and we understand their systems fairly well. And their systems are very sophisticated and complex and are able to preference hotels, show different kinds of rates, pull rates from different GDS and non-GDS systems like HRN. So the opportunity to preference HRN hotels is strong.

M. Rubin:          OK. Great. Thanks guys.

Operator:          Jim Winchester from Lazard, please go ahead.

Elia Segin:        Yes. Hi. This is actually Elia Segin. Two quick questions.
                   You mentioned that there is little overlap between the affiliate programs. Can you talk more about the profile of TravelNow's affiliates, and also what is the goodwill on the acquisition?

M. Robinson:       I'll handle the second question first Elia. It'll be in the vicinity of $44 million. The profile of the affiliates, and Jeff, you may want to elaborate on this as well, the profile of the affiliates of the two companies is fairly similar in that we both have travel related and non-travel related
                   Internet affiliates in our respective networks. And the travel related-- I used that definition broadly. That would include travel e-commerce companies as well as travel information, city sites, convention and visitors bureaus, things of that nature. Jeff, do you want to add anything with respect to TravelNow's affiliate composition?

J. Watson:         Yeah, I will add a little bit. I do think that the makeup is similar, however we do also offer a few other products in terms of car, and air that sometimes changes that profile a bit. We've identified similar prospects, and we have the non-overlap due

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 6

                   to the fact that there is still a large pool of potential affiliates that together we believe that we can go obtain.

D. Litman:         That's a very good point. This is Dave Litman. The broader distribution of the TravelNow product allows them to obtain affiliates that HRN may not for the reason that some affiliates want a broader distribution of product. So by offering the HRN product within the TravelNow service, again, we're able to increase the amount of HRN hotels sold.

B. Diener:         It's Bob Diener. Let me jump in as well. HRN's key to
                   profitability has been our affiliate model because we have been able to keep our advertising and marketing costs very low, and typically in the 2 to 4 percent range of revenues.
                   We've done that through contracting with affiliates where we don't pay them any fee up front to receive placement and promotions on their site, but we only pay them based on production. TravelNow's had a very similar model and has been very aggressive, and has an excellent team of people that work on affiliates and aggressively go out and recruit them.
                   They're bringing on this very large network of 12,000 greatly expands our affiliate network and enables us to take our model, to move it forward very fast and add our products throughout these 12,000 affiliates.

D. Litman:         Right. And as Bob mentioned during the call, this is Dave
                   Litman again, that the opportunity to expand the phone service to a currently pure Internet distribution play is also important in that it will introduce customers who are not comfortable putting their reservation over the Internet, and want the comfort of a human voice to help guide them in making their travel selection. So we think that's a significant opportunity as well.

M. Robinson:       And Elia, if I could just put that into some financial terms, most people who are familiar with HRN know that while approximately 55 percent of our total hotel bookings are done as electronic bookings direct from customer to server, still, 45 percent of our total sales are conducted somehow in our call center. Much of that business does come from simply having 800 numbers available on the website, which as Dave says, encourages people to call who might otherwise not want to part with a credit card number on the web. So there is a very high proportion of our own existing business, which we now have 10 years of experience in dealing with that is a telephone sales opportunity. And this represents a huge incremental upside for the TravelNow side.

E. Segin:          What percentage of TravelNow's sales come from the affiliate program?

J. Watson:         About 83 percent. This is Jeff Watson. 83 percent.

E. Segin:          And the balance would be on the TravelNow.com site.

J Watson:          Right. They're directly on our sites.

M. Robinson:       OK. And I think Jim had one follow-up question.

J. Winchester:     Yeah, hi Mel. It's Jim Winchester. Two quick questions. As I understand, TravelNow is basically pulling inventory of GDS's. Does the potential swing of some of that activity through HRN direct, does that mean that you can essentially avoid paying the GDS booking fee? That's question number one.
                   And the other question, since we've got Dave and Bob on the line, it would be helpful for me to

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 7

                   understand a little bit better. How do you think your major affiliates are going to perceive this transaction? Do you think there's any risk that a large affiliate that's an existing affiliate member of HRN could potentially view the acquisition of TravelNow as an acquisition of an competitor to them? And do you think there's any risk of in any way alienating any part of your existing affiliate base?

M. Robinson:       Jim, excuse me. If I could handle the first one first.
                   TravelNow does not currently pay GDS booking fees. Those are actually paid by the hotels that participate in the GDS systems. So it's more a question of maximizing the opportunity to increase gross margins for the combined companies because of preferencing HRN hotel rooms as opposed to pure cost avoidance from processing fees.

J. Winchester:     Gotcha.

D. Litman:         With regard to the second question, this is Dave Litman. On affiliates, we think that TravelNow, having a large focus on hotels, most of their revenue, a large majority of their revenue is from hotels. It will be perceived as a hotel distribution play, pure and simple. And the major goal and the major opportunity, as Bob has emphasized, is the affiliate distribution network to sell more HRN hotels under the merchant model. That's a substantial opportunity and that's the focus of the acquisition. Other parts of the acquisition such as car rentals and other types of travel distributions are relatively minor, but are an added bonus to HRN.

M. Robinson:       And Jim, I would just add to that. As HRN has stated many, many times, the online hotel distribution industry is at a much earlier stage of development clearly than air and also rental cars, and from HRN's perspective represents much lower hanging fruit rather than becoming more of a department store of leisure travel distribution.

J. Winchester:     Gotcha. So as we look over the next couple of years, we
                   should expect revenue that had been booked to TravelNow under the agency model could in fact be converted into business through the merchant model and therein lies the benefit really in maximizing margin.

M. Robinson:       I would agree with much of that, Jim. I think however, the rapid increase that TravelNow has been able to accomplish to date on it's own and the size of it's affiliate network and it's current momentum, fueled with the merger with HRN ought to enable them to continue to grow the GDS portion of the business. We shouldn't view it just as a replacement of GDS inventory with HRN inventory, although that will take place to an extent. But it does give them a broader product offering and again, because of the relative infancy of online hotel distribution, we would expect that both segments would grow, although no doubt the HRN inventory should grow at a somewhat faster rate.

D. Litman:         This is Dave Litman. Those of us who know us well, know that we focus where the money is. And the money is in the merchant hotel model for us. That's our bread and butter. That's our core business and that's where we intend to focus TravelNow.

J. Winchester:     Now, what's the amortization period on that goodwill?

M. Robinson:       We believe it will be five years.

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 8

J. Winchester:     Five years for the $44 million?

M. Robinson:       Yeah.

J. Winchester:     OK, thanks.

Operator:          Tom Underwood from Legg Mason, please go ahead with your
                   questions or comments.

Tom Underwood:     Guys, you've mentioned moving or expanding a distribution of
                   HRN's inventory through TravelNow's affiliates. Are there any plans to expand some of TravelNow's offerings through HRN's affiliate base?

M. Robinson:       Certainly. There's opportunities in some of their
                   distribution platforms and products, particularly the car rental product, which is a natural for HRN to expand that through the HRN network. But there are other opportunities as well. So we do intend to look carefully at both sides of the equation, and we're very familiar with TravelNow's products and offerings.

T. Underwood:      Great. Thanks.

Operator:          If there are any additional questions, please press the one, followed by the four at this time. Rob Ammann from Founders
                   Asset Management, please go ahead.

Rob Ammann:        Yeah, can you talk about any technical challenges or anything like that that might-- that you have to overcome to really give the HRN rooms preferential, I don't know what to call it, pull up within the TravelNow affiliate network to kind of pull that inventory first and get it kind of facing the customer? And when would you expect that integration to take place?

M. Robinson:       Jeff and Dave, why don't you guys handle that one.

D. Litman:         Yeah, Jeff can talk to that a lot in terms of the technical aspects. But this is Dave Litman. Let me mention that TravelNow is very sophisticated technology. And they have the ability to pull hotel rates from different systems and different types of systems as well. GDS systems and non-GDS systems, they pull through different switches and so forth.
                   So they have the opportunity, and already have the technology to do preferencing, to pull rates from certain hotels, to exclude and include certain types of properties under the distribution selection model. So Jeff, perhaps you can speak more on that issue. But we're fairly confident this can happen quickly.

J. Watson:         I think that really sums it up, Dave. Our technology is
                   actually already complete. We're doing that currently. So we believe that we'll be able to continue to do it, and at an accelerated pace as HRN guides us in the markets that their in now.

T. Underwood:      It's Tom. Just to follow up on that. Is HRN's affiliation
                   right now with TravelNow. I'm assuming when I go look for a room with an affiliate partner of TravelNow, and do a search, it's going to sort it by price if I put in a particular region. And if HRN's already out there, would they just kind of appear within that ranking of price, currently? And why would that change now if, change that relationship?

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                          Page 9

M. Robinson:       Yeah, Jeff? Do you want to talk about how you define search parameters and sorting parameters?

J. Watson:         Well, it's different depending upon the type of affiliate, first of all. We offer a very flexible range of searches that affiliates can choose from. Primarily though, people are able to search geographically, by price, alphabetically if they choose. Then they're able to pull a particular property and see the various rates. In some instances we pull, if a hotel has inventory that is HRN inventory, they also have GDS inventory, we pull all inventory available for the hotel and display that to the customer. We maximize our revenue based upon what TravelNow currently receives. The economics of that could change.

T. Underwood:      I see. Thank you.

Operator:          Erica Moffett from CIBC World Markets, please go ahead.

Paul Kiam:         Hey, this is actually Paul Kiam. I have a question. You guys mentioned a million room nights, $100 million in gross bookings. What period is that over?

M. Robinson:       It's over a period I believe of one year. It's 2000.

P. Kiam:           So it's a 2000 pro forma number.

D. Litman:         That's correct. A tentative 2000 number. I think the number actually exceeds that.

P. Kiam: And then, from my understanding of TravelNow, it would be projected to possibly break even sometime in the first half of 2001. As a stand alone business, what kind of cash flow does that business generate before taking into account these synergies and opportunities that you've outlined in the call?

D. Litman:         Well I think already that TravelNow is, Jeff can speak to
                   this cash flowing positive, and I think the opportunity to grow with HRN enhances that possibility.

M. Robinson:       Paul, I don't believe there is-- and Jeff, correct me here if there is. I don't believe there is public guidance for TravelNow's numbers for '01 separately. I think we can say however, that TravelNow as a standalone company anticipates generating certainly a black number for EBITA for the full year, and that does not contemplate any access to the types of synergies that we've been discussing.

P. Kiam: OK. Aside from the revenue opportunities, what kind of expense run rate then are we looking at in TravelNow? Where are those..sort of below the line of synergies can we find?

M. Robinson:       Again, we discussed a few of those. Obviously with any
                   company in the distribution business personnel costs are the largest area, as Bob indicated earlier. This is not a slash and burn approach from HRN's perspective at all. We have a great respect for and confidence in the management and staff at TravelNow, and we would simply hope to give them additional tools to grow faster and more profitably. There are other opportunities for obvious savings. Again, TravelNow, while it has a revenue base in the single millions of dollars, has all the attendant costs of being a public company, which are a very high percentage of its revenues.
                   That simply goes away when this deal ends. We do have some clearly identified

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                         Page 10

                   contract cost savings, where we have similar goods and services that are being purchased. One specifically being in the telecom area. There are a number of accounting issues, not really issues, there are a number of other non-cash expenses that TravelNow has been amortizing, particularly stock based compensation, predominantly for their employees and some service providers. That essentially goes away when we have a clean start at the opening balance sheet. There will be a smaller non-cash charge from an operating standpoint. Although clearly there will be a very large goodwill amortization number on the combined basis.

P. Kiam: Would it be fair to say a low millions type number? Single digit low million number, less than five million?

M. Robinson:       For? I'm sorry number for?

P. Kiam:           For the cost savings?

M. Robinson:       Cost savings. I would say if you looked at actual cash cost savings and savings and non-cash amortization, clearly in seven figures. And again that would be in addition to the projected profit .

P. Kiam: Got it. Then the last question, the whole cost center opportunity that you highlighted, just give me a benchmark of the 8 or 10 percent of so that you use fulfillment over the phone, what percent of that is actually sourced from the Internet? Is that a number you can probably give at HRN?

D. Litman:         The number is that 90 percent of our overall sales are
                   sourced from the Internet.

P. Kiam: So 90 percent of those calls done on your call center are sourced with the Internet, you say.

D. Litman:         No, 90 percent of overall sales at HRN are sourced from the
                   Internet. The metric we've released is at least 55 percent of those are done purely on line, and the balance are done partially or wholly through the call center. In other words, someone sees us on the Internet and calls in. We don't know exactly what the opportunities with TravelNow are, cause the customer base is different, but we think the opportunity is substantial given our experience in this area.

M. Robinson:       So again, to put this into hard numbers Paul, using a 90
                   percent number, actually we've disclosed that it's recently been as high as 93 percent of HRN's business being sourced from the web. If you subtract essentially 55 percent of that being direct electronic bookings, you can see that there's a very high ratio between direct web bookings, and web sourced bookings that are going through the call center. We believe that is a good statistical benchmark for which to gage the opportunity on the TravelNow side.

P. Kiam:           OK, thanks a lot.

Operator:          Michael Emerald from Longfellow Investments, please go ahead.

Michael Emerald:   Why is the tender going to begin as late as the 18th? And is it open for 20 business days?

M. Robinson:       Greg, do you want to handle that one?

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                         Page 11

G. Porter:         Sure, our agreement with TravelNow requires us to commence the tender offer no later than January 18th. We expect to begin the tender offer as soon as we can prepare documents to file with the SEC, which we'll do as promptly as we can. And yes the tender offer will be open for 20 business days.

M. Emerald:        Does that mean I might expect to see it maybe within a week?

G. Porter:         We will file them as soon as we can prepare them and send
                   them to the SEC.

M. Emerald:        OK, thank you.

Operator:          Mitch Rubin with Baron Capital, please go ahead with your
                   follow up question.

M. Rubin:          Hey guys. So it seems that in Jeff's business he makes four or five bucks per room night, while at HRN we make $40 per room night. So if you sort of back into some of the numbers.
                   So I guess my question would be, how much of the business of the million room nights are done over the TravelNow network, overlap with places where HRN actually has hotels? In other words, how much-- if you were to take the business they did last year, how much of it is stuff HRN could have sold through places where we actually had agreements with hotels?
                   That's question one, and question two is, is there any difference in their reimbursement rate to their affiliate network? And does that have to get meshed with ours as we put them all together? Are they paying more or less to their affiliates per booking then we are, and will that need some cleaning up? Thanks.

D. Litman:         With regard to the first question, Mitch, we're in a process of studying that. And we think it's a very good opportunity.
                   Part of our analysis on the acquisition was this very question. We're not releasing that metric separately but we think it presents a substantial opportunity.

M. Rubin:          Can you give a ball park? My thesis is right though, that
                   they're making three, four, five bucks a room of gross profit, and we make $40 right? So we can--

D. Litman:         We're  not releasing that metric--

M. Robinson:       We're not signing up to the actual numbers but the general thinking we would not take issue with.

M. Rubin:          OK, is there--

D. Litman:         I think we agree that HRN merchant model is far more
                   profitable.

M. Rubin:          Is there a ballpark as to, in other words, do they do 10
                   percent of their business in Vegas? Or do they do 20 percent in other cities? Is there any color you can give?

D. Litman:         We'll provide further guidance perhaps going forward. At this time we're not going to do that. But we think it represents a good opportunity for HRN, and we think we have an opportunity to substantially increase that business as well. So with regard to the second question, in terms of their reimbursement rates, typically, and Jeff can comment on this, their commission payments are based on collected revenues.
                   Under an agency model, typically a proportion of the reservation commissions are not collected, and typically the payment for the

                                                             HRN Conference Call
                                                                 January 4, 2001
                                                                         Page 12

                   agency model comes a lot later than the merchant model. So overall I would say that their commission rates are less than those at HRN. Jeff do you have any comment on that?

J. Watson:         I would say that's accurate Dave. I don't think that we can comment at this time on any further discussion of what we might do in that arena post merger.

D. Litman:         Let's put it this way Mitch, we're pretty excited about it.

M. Rubin:          Yeah, sounds good, thanks.

Operator:          Gentlemen, please continue with your presentation or any
                   closing remarks.

M. Robinson:       OK, if there are no further questions I would again like to thank everyone, it's a pretty large crowd this morning, we understand, for joining the call. And keep your eyes out, for those of you that are TravelNow.com shareholders, keep your eyes out for the tender offer documents. And we'll look forward to getting this deal put to bed.

Operator:          Ladies and gentlemen, that does conclude our conference for today. You may all disconnect, and thank you for participating.

                                      ***

This transcript contains "forward-looking statements" regarding HRN. HRN has based these forward-looking statements on its current expectations and projections about future events, based on the information currently available to it. The forward-looking statements include among other things, statements relating to HRN's anticipated financial performance, business prospects, new developments, new strategies and similar matters. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of HRN's business and include, but are not limited to, the risk factors described under the section "Risk Factors" in HRN's prospectus filed with the SEC on February 25, 2000 (which is available upon request from HRN or on HRN's websites, www.hoteldiscount.com and www.180096hotel.com, under the heading "Investor Relations") and the following: 1) material adverse changes in the economic conditions in HRN's markets; 2) future regulatory actions and conditions in HRN's operating areas; 3) competition from others; 4) product demand and market acceptance; 5) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and 6) the ability to obtain and retain key executives and employees. HRN undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this press release may not prove correct.

Information in this transcript contains forward-looking statements regarding TravelNow.com that involve risks and uncertainties that might adversely affect the Company's operating results in the future to a material degree. Such risks and uncertainties include, without limitation, the ability of the Company to raise capital to finance the development of its software products, the effectiveness and the marketability of its services, the ability of the Company to protect its proprietary information, and the establishment of an efficient corporate operating structure as the Company grows. These and other risks and uncertainties are presented in detail in the Company's Form 10-KSB, which was filed with Securities and Exchange Commission on October 12, 1999. This information is available from the SEC or the Company.

This transcript is neither an offer to purchase nor a solicitation of an offer to sell securities of TravelNow.com. The tender offer will be made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release when they become available because they will contain important information. The tender offer statement will be filed by HRN with the Securities and Exchange Commission (SEC), and a solicitation/recommendation statement will be filed by TravelNow.com with the